Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, March 7, 2025

EXECUTIVE ANNOUNCEMENTS

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) is pleased to announce that, effective March 10, 2025, Amy Sherk has been appointed Chief Financial Officer of Fairfax and Jennifer Allen, who has held this position since 2019 and been with Fairfax for 19 years, will transition into the new role of Chief Business Officer of Fairfax.

Amy has been with Fairfax group companies for over 20 years, most recently serving as Chief Financial Officer of Fairfax India Holdings Corporation (“Fairfax India”). As also announced today, Debbie Chalkley, who has been with Fairfax group companies for over 13 years, has been appointed Chief Financial Officer of Fairfax India, effective March 10, 2025.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented, “We are so fortunate to have the strong depth within our group to continue, as we have in the past, to allow for internal succession and our senior personnel to move between executive roles. We thank Jenn for her tireless dedication to Fairfax while serving as our CFO over the past six years where she did an exceptional job for us. We are thrilled that Jenn will continue with Fairfax by serving in her new role as Chief Business Officer where she will work on key strategic initiatives designed to support our growth, while ensuring her successor, Amy, is well supported in her transition. Amy has been outstanding in her numerous roles with Fairfax companies over the past 20 years and is the natural successor to Jenn, just as she was at Fairfax India. We know from our long relationship with Amy that she has the knowledge, commitment and experience to seamlessly assume the CFO position at Fairfax.”

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946